UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

DOUGLAS EMMETT, INC.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
25960P 10 9
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	25960P 10 9

1	NAMES OF REPORTING PERSONS Chris H. Anderson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	5	SOLE VOTING POWER

NUMBER OF		7,284,247

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		7,284,247

WITH:	8	SHARED DISPOSITIVE POWER

		-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	7,284,247(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	5.8%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) These numbers include 4,388,174 operating partnership units (“OP Units”) in Douglas Emmett Properties, L.P. held by the Reporting Person as co-trustee of the C. H. Anderson Family Trust of February 7, 1996. The Reporting Person has the option, or will have the option within 60 days, to tender those OP Units and to receive either cash or Common Stock at the discretion of the Issuer. Because the Reporting Person cannot compel issuance of the Common Stock, he may not be deemed to be the beneficial owner of that Common Stock under Rule 13d-3 and accordingly, disclaims beneficial ownership of that Common Stock for any other purposes.

2

Item 1(a).	Name of Issuer:

DOUGLAS EMMETT, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

808 Wilshire Boulevard Suite 200 Santa Monica, CA 90401

Item 2(a).	Name of Person Filing:

Chris H. Anderson

Item 2(b).	Address of Principal Business Office or, if none, Residence:

P. O. Box 801 Carpinteria, CA 93014-08011

Item 2(c).	Citizenship:

USA

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

25960P 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-l(b)(l)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-l(b)(l)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-l(b)(l)(ii)(K).
          If filing as a non-U.S. institution in accordance with § 240.13d-l(b)(l)(ii)(J), please specify the type of institution:

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount beneficially owned: 7,284,247.

(b)	Percent of class: 5.8%.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote 7,284,247.

(ii)	Shared power to vote or to direct the vote -0-.

(iii)	Sole power to dispose or to direct the disposition of 7,284,247.

(iv)	Shared power to dispose or to direct the disposition of -0-.
These numbers include 4,388,174 operating partnership units (“OP Units”) in Douglas Emmett Properties, L.P. held by the Reporting Person as co-trustee of the C. H. Anderson Family Trust of February 7, 1996. The Reporting Person has the option, or will have the option within 60 days, to tender those OP Units and to receive either cash or Common Stock at the discretion of the Issuer. Because the Reporting Person cannot compel issuance of the Common Stock, he may not be deemed to be the beneficial owner of that Common Stock under Rule 13d-3 and accordingly, disclaims beneficial ownership of that Common Stock for any other purposes.
Item 5.	Ownership of Five Percent or Less of a Class
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.      Not applicable.
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
     Not applicable.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
     Not applicable.
Item 8.	Identification and Classification of Members of the Group
     Not applicable.
Item 9.	Notice of Dissolution of Group
     Not applicable.

Item 10.	Certification
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 1, 2009

Date

/s/ Chris H. Anderson

Signature

Chris H. Anderson, Individually and as Co-Trustee of the C. H. Anderson Family Trust of February 7, 1996

Name/Title

/s/ Anita Anderson

Signature

Anita Anderson, as Co-Trustee of the C. H. Anderson Family Trust of February 7, 1996

Name/Title
     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties for whom copies are to be sent.
     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)